UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6)*
APOLLO GOLD CORPORATION ________________________________________________________________________________ (Name of Issuer)
COMMON STOCK ________________________________________________________________________________ (Title of Class of Securities)
03761E ________________________________________________________________________________ (CUSIP Number)

Ben Au
1540 Cornwall Road, Suite 212
Oakville, Ontario L6J 7W5
Canada
(905) 815-9855
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2008 ________________________________________________________________________________ (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03761E ______________________________________________________________________________________________
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST ANDREW GOLDFIELDS LTD. (This entity does not have an I.R.S. Identification No.)
______________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (see instructions) (a) N/A (b) N/A
______________________________________________________________________________________ 3. SEC Use Only
______________________________________________________________________________________ 4. Source of Funds (see instructions) WC
______________________________________________________________________________________ 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
______________________________________________________________________________________ 6. Citizenship or place of organization ONTARIO, CANADA
______________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 31,924,700(1)
_________________________________________________________________________
8. Shared Voting Power N/A
_________________________________________________________________________
9. Sole Dispositive Power 31,924,700(1)
_________________________________________________________________________
10. Shared Dispositive Power N/A
______________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 31,924,700(1)
______________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
______________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 15.7%(2)
______________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) CO

Note 1:   Includes 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.64(3)) per share.

Note 2:   All percentages are required to be rounded off to nearest tenth (one place after decimal point). Based on 161,403,757 shares of common stock issued and outstanding as at July 8, 2008, as reported in Apollo Gold's prospectus supplement dated July 23, 2008 and filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, plus 40,806,500 shares of common stock forming part of the 40,806,500 units issued by Apollo Gold on July 24, 2008 pursuant to the registered offering described in the prospectus supplement.

Note 3:   U.S. Dollar equivalent based on the noon buying rate in New York on July 24, 2008, as certified by the New York Federal Reserve Bank for customs purposes, of US$1.00 = CDN$1.0114.

This statement on Schedule 13D amends and supplements the statements on Schedule 13D dated January 12, 2007, February 2, 2007, February 16, 2007, September 4, 2007 and September 10, 2007, each of which were filed by St Andrew Goldfields Ltd. pursuant to Rule 13d-1(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Security and Issuer

This statement relates to the common stock of Apollo Gold Corporation ("Apollo Gold"), a Colorado corporation. Apollo Gold maintains its principal office at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

Item 2. Identity and Background

  Name

  St Andrew Goldfields Ltd. ("St Andrew"), a corporation incorporated pursuant to the laws of the Province of Ontario in Canada.

  Residence or business address

  1540 Cornwall Road Suite 212
  Oakville, Ontario
  Canada L6J 7W5

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  See section f below.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

  No executive officer, director or person controlling St Andrew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

  No executive officer, director or person controlling St Andrew, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no executive officer, director or person controlling St Andrew was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship.

The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of St Andrew as of the date hereof.

Name	Principal Occupation	Citizenship
Herbert Abramson Ontario, Canada Chairman and Director	Chairman and Chief Executive Officer, Trapeze Capital Corp.; and Chairman, Trapeze Asset Management Inc. (investment management companies)	Canadian
Stephen Burns, C.A. Ontario, Canada Director	Vice-Chairman, Intelligarde International Inc. (a private law enforcement company); and Chairman, Stefi Media Group Inc.	Canadian
Jacques Perron Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of St Andrew Goldfields Ltd.; and Chief Executive Officer, Mystery Creek Resources, Inc.	Canadian
Paul C. Jones Colorado, USA Executive Vice-President and Director	Executive Vice-President of St Andrew Goldfields Ltd.; President of Sovereign Management Group, Ltd.; and President, Mystery Creek Resources, Inc.	American
Warren Seyffert Ontario, Canada Director	Corporate Director	Canadian
Bernard Kraft, C.A Ontario, Canada Director	Consultant to Kraft Berger LLP (chartered accounting firm)	Canadian
Gerald A. Slan, F.C.A Ontario, Canada Director	President, Slan Advisors Inc. (financial consulting firm)	Canadian
Louis Gignac Quebec, Canada Director	President, G Mining Services Inc. (mining consulting firm)	Canadian
Ben Au Ontario, Canada Chief Financial Officer, Vice-President, Finance and Administration	Chief Financial Officer, and Vice-President, Finance and Administration, of St Andrew Goldfields Ltd.	Canadian
Linda Weinzettl Ontario, Canada Corporate Secretary	Corporate Secretary of St Andrew Goldfields Ltd.	Canadian

Name	Principal Occupation	Citizenship
Michael Michaud Ontario, Canada Vice-President, Exploration	Vice-President, Exploration of St Andrew Goldfields Ltd.	Canadian
Duncan Middlemiss Ontario, Canada Vice-President and General Manager, East Timmins Operations	Vice-President and General Manager, East Timmins Operations of St Andrew Goldfields Ltd.	Canadian

Item 3. Source and Amount of Funds or Other Consideration

On July 24, 2008, St Andrew acquired 2,400,000 units of Apollo Gold at a purchase price of CDN$0.50 (U.S.$.49) per unit, or an aggregate gross purchase price of CDN$1,200,000 (US$1,186,474). The units form part of the 40,806,500 units issued by Apollo Gold pursuant to the registered offering (the "Apollo Gold Offering") described in Apollo Gold's prospectus supplement dated July 23, 2008 (the "Apollo Gold Prospectus Supplement') and filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on July 23, 2008. Each warrant is exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.64) per share. The source of all funds was the general corporate funds of St Andrew. The currency exchange rate used herein is based on the Federal Reserve Bank of New York's noon buying rate on July 24, 2008 of US$1.00 = CAN$1.0114.

Item 4. Purpose of Transaction

St Andrew acquired the 2,400,000 units in order to facilitate the completion of the Apollo Gold Offering, which was subject to a minimum aggregate subscription level of 40,000,000 units, for aggregate minimum gross proceeds of CDN$20,000,000 (US$19,774,570). St Andrew's board of directors deemed that completion of the Apollo Gold Offering is in the best interests of St Andrew as it will provide the funds required by Apollo Gold to complete its purchase of St Andrew's mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario, outlined below.

As described in the Apollo Gold Prospectus Supplement, on March 26, 2008, Apollo Gold announced the entry into a non-binding letter of intent with St Andrew, pursuant to which Apollo Gold intended to purchase the mill complex from St Andrew. On June 11, 2008, Apollo Gold announced that, further to the letter of intent, it had entered into an asset purchase agreement with St Andrew pursuant to which St Andrew agreed to sell the mill complex to Apollo Gold for a purchase price of CDN$20 million. An initial deposit of CDN$1.5 million was paid by Apollo Gold to St Andrew upon execution of the asset purchase agreement with the balance to be paid on or before June 30, 2008. The consideration for the acquisition also includes an obligation of Apollo Gold to refund to St Andrew its bonding commitment at the mill complex in the amount of approximately CDN$1.2 million.

On June 30, 2008, St Andrew and Apollo Gold entered into an amendment to the asset purchase agreement (the "Amendment"). The Amendment provides, among other things, that the purchase and sale of the mill complex will take place on the date that the Final Payment (as such term is defined below) is made by Apollo Gold to St Andrew, being on or before August 29, 2008, with no further right of Apollo Gold to extend such date. The Amendment provides that the CDN$18.5 million balance of the purchase price after the initial deposit of CDN$1.5 million is due and payable as follows: (i) CDN$4 million (the "First Balance Payment"), was paid in cash by Apollo Gold to St Andrew on July 3, 2008; (ii) CDN$6 million (the "Second Balance Payment"), is to be paid in cash by Apollo Gold to St Andrew on or before July 31, 2008; and (iii) CDN$8.5 million (the "Final Payment"), is to be paid by Apollo Gold to St Andrew on or before August 29, 2008. If Apollo Gold is not able to satisfy the Final Payment by making a cash payment, St Andrew shall have the sole option to allow the Final Payment to be satisfied in either cash or by the issuance of common shares or any combination thereof, provided that such issuance of common shares of Apollo Gold (i) does not result in St Andrew owning, directly or indirectly, 20% or more of Apollo Gold's issued and outstanding common shares, and (ii) is in compliance with applicable exchange and other requirements. If Apollo Gold is not able to satisfy the Final Payment by making a cash payment and St Andrew determines that it does not want to exercise its option to receive common shares of Apollo Gold to satisfy the Final Payment, Apollo Gold has agreed that St Andrew shall have the option to terminate the asset purchase agreement and not complete the sale of the mill complex, and the initial deposit of CDN$1.5 million, the First Balance Payment and the Second Balance Payment will be forfeited to St Andrew. If the Final Payment is paid by issuance of common shares of Apollo Gold, the number of shares issued will be based on a value of CDN$0.50 per share and will be issued by way of private placement, with such common shares of Apollo Gold being registered for resale in the United States pursuant to a resale registration statement to be filed by Apollo Gold with the SEC, and subject to a four-month hold period in Canada. The Issuer will pay interest on the unpaid balance of the purchase price after the initial deposit of CDN$1.5 million from June 30, 2008 at a rate of 12% per annum, calculated daily and payable on the date that the Final Payment is made.

If the purchase of the St Andrew mill complex is not completed as a result of Apollo Gold's failure to satisfy certain closing conditions set forth in the asset purchase agreement, as amended by the Amendment, the initial deposit of Cdn$1.5 million, the First Balance Payment and/or the Second Balance Payment will be forfeited to St Andrew and the asset purchase agreement, as amended by the Amendment, will be terminated. The remainder of the terms of the asset purchase agreement not amended by the Amendment remain unaffected and in full force and effect.

The acquisition of the mill complex was negotiated at arm's length and the purchase price was determined based upon the fair value of the mill complex using market comparables. Completion of the acquisition is subject to the satisfaction of various closing conditions and is not assured nor guaranteed.

St Andrew had previously entered into a Rule 10b5-1 share trading plan dated May 21, 2008 ("Sales Plan") with GMP Securities L.P. ("GMP"), as agent, providing for the orderly sale of up to 28,675,000 shares of common stock Apollo Gold (the "Sales Plan Shares") in compliance with the requirements of Rule 10b5-1(c)(1) under the Exchange Act. The Sales Plan Shares had been registered for resale under a registration statement filed by Apollo Gold under the Securities Act of 1933, as amended, on Form S-3 (the "Registration Statement") on April 24, 2008 (SEC file no. 333-150431), and declared effective by the SEC on May 7, 2008. St Andrew has now instructed GMP to halt all sales under the Sales Plan.

Pursuant to the Sales Plan and the Registration Statement, GMP sold a total of 350,300 Sales Plan Shares on behalf of St Andrew in the following ordinary brokers' transactions which have been reported by St Andrew on Statements of Changes in Beneficial Ownership on Form 4:

Date of Sale	No. of Sales Plan Shares Sold	Price per Sales Plan Share (USD)	Aggregate Gross Sales Proceeds (USD)
May 27, 2008	233,300	$0.60	$139,980.00
May 27, 2008	5,000	$0.6001	$3,000.50
May 27, 2008	300	$0.61	$183.00
May 27, 2008	6,200	$0.62	$3,844.00
May 27, 2008	41,000	$0.6041*	$24,768.10*
May 29, 2008	500	$0.6078*	$303.90*
June 2, 2008	7,000	$0.6193*	$4,335.10*
June 3, 2008	17,000	$0.6169*	$10,487.30*
June 4, 2008	40,000	$0.5914*	$23,656.00*
	350,300		$210,557.90

*     Relates to sales transactions effected in Canadian dollars over the facilities of the Toronto Stock Exchange: U.S. dollar equivalents are based on the noon buying rate in New York on the respective dates of sale, as certified by the New York Federal Reserve Bank for customs purposes.

On July 24, 2008, in light of the purchase of 2,400,000 units by St Andrew on that date pursuant to the Apollo Gold Offering, Apollo Gold provided a letter to St Andrew demanding that St Andrew, as a holder of greater than 10% of the common shares of Apollo Gold, disgorge all short-swing profits realized from the sale of the 350,300 Sales Plan Shares pursuant to section 16(b) of the Exchange Act. St Andrew purchased the units pursuant to the Apollo Gold Offering at a purchase price of CDN$0.50 (US$0.49) per unit. However, under Exchange Act Rule 16b-6, for the purposes of section 16(b) of the Exchange Act, St Andrew is deemed to have acquired the 1,200,000 shares of common stock of Apollo Gold underlying the warrants forming part of the units at the market price of such stock on July 24, 2008 (US$0.40 per share). Accordingly, on July 28, 2008, St Andrew delivered a check payable to Apollo Gold in the amount of US$70,437.90, representing the full amount of the disgorged profits due to Apollo Gold under section 16(b) of the Exchange Act.

St Andrew intends to enter into a new Rule 10b5-1 share trading plan with GMP in the future.

Except as otherwise disclosed herein, St Andrew has no current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of Apollo Gold, or the disposition of securities of Apollo Gold;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Apollo Gold or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of Apollo Gold or any of its subsidiaries;

(d)          any change in the present board of directors or management of Apollo Gold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of Apollo Gold;

(f)          any other material change in Apollo Gold's business or corporate structure including, but not limited to, if Apollo Gold is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          changes in Apollo Gold's charter, bylaws or instruments corresponding thereto or other actions which may impeded acquisition of control of Apollo Gold by any person;

(h)          causing a class of securities of Apollo Gold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of Apollo Gold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.

  31,924,700 shares of Apollo Gold's common stock (including 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.64) per share), representing approximately 15.7% of Apollo Gold's issued and outstanding common stock.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

  St Andrew holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,924,700 shares of Apollo Gold's common stock (including 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.64) per share), representing approximately 15.7% of Apollo Gold's issued and outstanding common stock.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

  Since May 29th, 2008, being the sixtieth day preceding the date of this amendment to St Andrew's Schedule 13D, St Andrew has effected the following transactions in shares of Apollo Gold's common stock:

Date of Sale	No. of Sales Plan Shares Sold	Price per Sales Plan Share (USD)	Aggregate Gross Sales Proceeds (USD)
May 29, 2008	500	$0.6078*	$303.90*
June 2, 2008	7,000	$0.6193*	$4,335.10*
June 3, 2008	17,000	$0.6169*	$10,487.30*
June 4, 2008	40,000	$0.5914*	$23,656.00*

  *       Relates to sales transactions effected in Canadian dollars over the facilities of the Toronto Stock Exchange: U.S. dollar equivalents are based on the noon buying rate in New York on the respective dates of sale, as certified by the New York Federal Reserve Bank for customs purposes.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  None.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, except as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 28, 2008 Date

/s/ Ben Au Signature

Ben Au Chief Financial Officer; Vice-President, Finance and Administration Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).